UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                             MOD-U-KRAF HOMES, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 per value
                         (Title of Class of Securities)

                                     607496
                                 (CUSIP Number)

                                  James E. Jack
               Executive Vice President & Chief Financial Officer
                            Coachmen Industries, Inc.
     2831 Dexter Drive, P.O. Box 3300, Elkhart, Indiana 46514 (219) 262-0123
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 8, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. |__|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  607496

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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         COACHMEN INDUSTRIES, INC.;  35-1101097
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/__/
                                                                         (b)/__/
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         INDIANA
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                            7      SOLE VOTING POWER
NUMBER OF SHARES                   437,614
BENEFICIALLY               -----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH                               0
REPORTING                  -----------------------------------------------------
PERSON                      9      SOLE DISPOSITIVE POWER
WITH                               49,889
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         437,614
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         53%
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14       TYPE OF REPORTING PERSON*
         CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Shares"), of Mod-U-Kraf Homes, Inc. (the "Company"). The principal executive offices of the Company are located at 822 Pell Avenue, Rocky Mount, Virginia 24151.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is filed by Coachmen Industries, Inc., an Indiana corporation ("Coachmen"), which serves two general industries: recreational vehicles and housing. The Recreational Vehicle Segment produces a full line of recreational vehicles. The Housing Segment supplies modular housing to builders. These products are marketed through a nationwide dealer network. Coachmen's principal offices are located at 2831 Dexter Drive, Elkhart, Indiana 46514.

The name, business address and present principal occupation or employment of each director and executive officer of Coachmen are set forth in Schedule I hereto and are incorporated herein by reference. Each such person is a citizen of the United States.

During the last five years, to the best of Coachmen's knowledge, neither Coachmen nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Coachmen has entered into an Agreement and Plan of Merger dated as of May 1, 2000 (the "Merger Agreement"), by and among the Company, Coachmen and Coachmen Acquisition Corporation, a wholly owned subsidiary of Coachmen, pursuant to which Coachmen will acquire all of the outstanding Shares of the Company for $11.75 per share, or $9,701,375.75 (the "Merger").

As an inducement to Coachmen to enter into the Merger Agreement with the Company, six stockholders of the Company entered into Voting Agreements and Irrevocable Proxies with Coachmen. These agreements were executed in April, 2000, and as a result, Coachmen has irrevocable proxies to vote 387,725 Shares of the Company.

In order to facilitate the approval of the Merger Agreement, Coachmen also purchased Shares of the Company in two transactions, using Koonce Securities as its broker. Coachmen purchased 34,762 Shares on May 5, 2000 for $410,626.13, and 15,127 Shares on May 8, 2000 for $178,687.69. The total amount purchased was 49,889 Shares, for a total of $589,313.82.

The source of the funds used to acquire all Shares described above was from available working capital of Coachmen.

ITEM 4.  PURPOSE OF TRANSACTION

The stockholders entered into the Voting Agreements and Irrevocable Proxies in order to induce Coachmen to enter into the Merger Agreement. Pursuant to the Voting Agreements, the stockholders agreed to vote their Shares in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and against approval of any proposal made in opposition to the consummation of the Merger and the Merger Agreement. Concurrently with the execution of the Voting Agreement, each stockholder delivered to Coachmen an irrevocable proxy with respect to their Shares. Coachmen also purchased 49,889 Shares of the Company, as discussed in Item 3, in order to facilitate the approval of the Merger Agreement.

(a)-(c), (j) The Merger Agreement provides, among other things, that upon the terms and subject to the conditions therein, Coachmen Acquisition Corporation will be merged with and into the Company, with the Company being the corporation surviving the Merger and a wholly owned subsidiary of Coachmen. At the effective time of the Merger (the "Effective Time"), each outstanding share will be converted into and represent the right to receive $11.75 in cash.

(d) Not applicable.

(e) Not applicable.

(f) Upon completion of the Merger, Coachmen intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Coachmen will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

(g) Not applicable.

(h)-(i) The Shares are currently registered under the Exchange Act. Such registration will be terminated upon application of the Company to the Securities and Exchange Commission ("SEC") following the Merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)                According to the Company's Form 10QSB, filed with the
                           SEC on May 8, 2000, there were a total of 825,649
                           Shares outstanding on March 31, 2000. As of the date hereof, Coachmen has the sole power to vote 437,614
                           Shares, and the sole power to dispose of 49,889 shares. This total represents 53% of the total Shares outstanding at such date. The total number of shares beneficially owned by Coachmen is 49,889, or 6%.


(c) Transactions within the past sixty days were as follows:

                                                         Number of  Price per
         Purchaser             Date of Transaction        Shares      Share
         ---------             -------------------        ------      -----

Coachmen Industries, Inc.            5/05/00            34,762      $11.75
Coachmen Industries, Inc.            5/08/00            15,127      $11.75

All purchases were made in the open market, through one broker.

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following summary of certain provisions of the Voting Agreement and Irrevocable Proxy, a copy of which is filed as Exhibit A to this Schedule 13D, is qualified in its entirety by reference to the text of the Voting Agreements.

Pursuant to the Voting Agreement, the stockholders have agreed to vote their Shares in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and against approval of any proposal made in opposition to the consummation of the Merger and the Merger Agreement. Concurrently with the execution of the Voting Agreement, each stockholder delivered to Coachmen an irrevocable proxy with respect to their Shares.

The Voting Agreements and the Irrevocable Proxies shall terminate as of the earlier to occur of (i) the Effective Time of the Merger or (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms.

Except for the Voting Agreement and Irrevocable Proxy, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 99.A Form of Voting Agreement and Irrevocable Proxy between Coachmen Industries, Inc. and the stockholders listed on SCHEDULE A attached hereto.

EXHIBIT 99.B Agreement and Plan of Merger, dated as of May 1, 2000, by and among Mod-U-Kraf Homes, Inc., Coachmen Industries, Inc. and Coachmen Acquisition Corporation.

SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                       COACHMEN INDUSTRIES, INC.

          May 12, 2000                 /s/ James E. Jack
-----------------------------------    -----------------------------------------
                  Date                 By:      James E. Jack
                                                Executive Vice President &
                                                Chief Financial Officer

                                   SCHEDULE I


The name and present principal occupation of each director and executive officer of Coachmen Industries, Inc. are set forth below. The business address for each person listed below is c/o Coachmen Industries, Inc., 2831 Dexter Drive, P.O. Box 3300, Elkhart, Indiana 46514.

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NAME                     TITLE
----                     -----
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Claire C. Skinner        Director; Chairman of the Board & Chief
                         Executive Officer
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Keith D. Corson          Director; President & Chief Operating Officer
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Thomas H. Corson         Director; Chairman Emeritus
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Geoffrey B. Bloom        Director; Chairman and Chief Executive Officer,
                         Wolverine World Wide
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Robert J. Deputy         Director; President & Chief Executive Officer,
                         Godfrey Marine, Inc.
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Donald W. Hudler         Director; Chairman & Chief Executive Officer,
                         Saturn Retail Enterprises, Inc.
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William P. Johnson       Director; Chairman & Chief Executive Officer,
                         Goshen Rubber Companies, Inc.
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Philip G. Lux            Director; Retired Present & Chief Operating Officer
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Edwin W. Miller          Director; Founder, Chairman & Chief Executive
                         Officer, Millenium Capital Group
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Fredrick M. Miller       Director; Partner, Dykema & Gossett
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James E. Jack            Executive Vice President & Chief Financial Officer
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Richard M. Lavers        Executive Vice President, General Counsel & Secretary
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Gene E. Stout            Executive Vice President, Corporate Development
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James P. Skinner         Senior Vice President, Operations Development
                         and Parts & Supply
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John T. Trant            Senior Vice President, Housing Group
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William M. Angelo        Vice President & Chief Accounting Officer
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James O. Baxter          Vice President, Marketing Group
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Gary L. Duncan           Vice President, Corporate Engineering
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James R. Frahm           Vice President, Human Resources
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James M. Lindhorn        Vice President, Corporate Procurement
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Justin Stebbins          Vice President & Chief Information Officer
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Donald P. Rockwell       Corporate Treasurer
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Melanie A. DeMorrow      Assistant Vice President, Shareholder Relations
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